Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

December 2020

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated December 10, 2020, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: December 10, 2020	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – December 10, 2020

Aegon Capital Markets Day: Leader in investment, protection, and retirement solutions

At today’s Capital Markets Day, Aegon CEO Lard Friese announces the company’s new strategy and financial targets for the period 2021 to 2023.

Financial Targets 2021 – 2023

•	Reduce gross financial leverage to EUR 5.0 to 5.5 billion

•	Implement expense savings program of EUR 400 million

•	Achieve cumulative free cash flows of EUR 1.4 to 1.6 billion

•	Grow dividend per share to around EUR 0.25 per share over 2023

Aegon’s CEO, Lard Friese will be joined by Matt Rider, Chief Financial Officer, Duncan Russell, Chief Transformation Officer and Allegra van Hövell-Patrizi, Chief Risk Officer, to outline the planned transformation of Aegon, and to discuss the steps taken to strengthen the business as well as how these actions will create value for Aegon’s customers and shareholders.

“We are taking significant steps to transform Aegon in order to change our performance trajectory and create value for our customers and shareholders”, commented Lard Friese, CEO of Aegon. “We are narrowing our strategic focus to selected core and growth markets and, within these, have made choices that allow us to focus on those areas where we believe that Aegon is well positioned to create value. We have developed an ambitious plan comprised of detailed initiatives designed to improve the operating performance of our business by reducing costs, expanding margins and growing profitably. We are simplifying our capital framework, and continuing to strengthen our balance sheet, in part by further deleveraging. In addition, we are taking proactive risk management actions to improve our risk profile and reduce the volatility of our capital ratios. We are building a high-performance culture, investing in talent development and focusing on delivery. We intend to build on our strengths: our brands, our base of 29 million customers, and our deep expertise in designing solutions, managing assets, and creating distribution networks. We are excited about the opportunities we have to better reach our customers and to help them achieve a lifetime of financial security.”

Highlights of Aegon’s new strategy include:

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Going forward, we will focus on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. In small markets or markets where we have sub-scale or niche positions, we will manage capital tightly and have a bias to exit. The recently announced sale of our Central & Eastern European businesses and Stonebridge in the UK are good examples of actions we are taking to increase our focus. Additionally, we have decided to separate the businesses in our core markets into Financial Assets and Strategic Assets, each requiring specific skillsets and possessing different opportunities to create value. Financial Assets are blocks of business which we have closed for new sales, and which are capital intensive with relatively low returns on capital employed. Strategic Assets are businesses with a greater potential for an attractive return on capital, where we are well positioned for growth. We aim to release capital in Financial Assets over time, and re-allocate capital to Strategic Assets and growth markets.

The Hague – December 10, 2020

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In the United States, several product lines are considered to be Financial Assets. These are variable annuities with significant interest rate sensitive living and death benefit riders, stand-alone individual long-term care, and fixed annuities. We have taken the decision to stop new sales for these products. We are reviewing the potential to implement a dynamic hedging strategy for variable annuities with income and death benefit riders. Subsequently, we will consider a broad range of options for this block of business. Furthermore, we will take actions to reduce the interest rate sensitivity of our US business through asset-liability management and other management actions.

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Strategic Assets in the United States are comprised of Workplace Solutions and select life and investment products that are part of Individual Solutions. In Individual Solutions, we will leverage our affiliated distribution channels to increase sales momentum and aim to regain top-5 positions in key individual life-insurance markets. We will also continue to sell select mutual funds and individual retirement products, like accumulation variable annuities with limited interest rate sensitivity. In Workplace Solutions, we will leverage our leading position in the small and mid-sized retirement market, and further modernize our platform proposition aimed at profitable growth.

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In the Netherlands, we will no longer offer new defined benefit group pension products and individual life products, with the exception of direct annuities, while we support employers in their transition towards defined contribution solutions. We consider the existing defined benefit group pensions and individual life insurance portfolios to be Financial Assets. We are taking actions to reduce the volatility of the Dutch Solvency II capital ratio, and have implemented a new capital management policy that allows for quarterly remittance payments to the Group. We aim for profitable growth in defined contribution workplace solutions and mortgage origination, and to maintain our leadership positions in those segments. We will also expand our niche position with our bank, Knab, which will serve as a digital gateway to individual retirement solutions.

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In the United Kingdom, we will continue to invest in our market-leading platform to improve the digital experience for customers, advisers and employers, and return to profitable growth as we aim to increase our margins in both the retail and workplace businesses.

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The retirement platforms in all three core markets provide a great opportunity to offer our asset management solutions to our customers, enabling them to achieve attractive investment returns. Our asset management business will implement a new global operating platform, allowing the business to maximize synergies, and grow in third-party assets. In addition, we aim to increase the share of our proprietary investment solutions amongst the assets that we administer.

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We have developed a rigorous and granular operating plan aimed at materially improving our performance. We will operate within a stricter and more disciplined governance framework with clear accountabilities, and increase the organizational rhythm to realize our transformation ambition. We are implementing an expense savings program aimed at reducing expenses by EUR 400 million in 2023 compared with 2019, representing 13% of the addressable expense base. Of this saving, EUR 150 million will be reinvested in growth. Associated one-time investments are expected to be around EUR 650 million over the period 2021 to 2023, and will be booked as Other charges.

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Throughout our transformation, we will ensure that we maintain sufficient capital in our business units and at the Holding so that we can focus our time and energy on increasing return on capital, and distributing capital to shareholders. As part of a new capital management policy, we will manage the capital positions of our business units to their operating levels over time, and maintain them above their minimum dividend payment levels. For our business in the United States the operating level is set at an RBC ratio of 400%. For our main insurance entities in the Netherlands and in the United Kingdom, the operating levels are set at a Solvency II ratio of 150%. The minimum dividend payment level is an RBC ratio of 350% in the US, and a Solvency II ratio of 135% for our main insurance entities in the Netherlands and in the United Kingdom. The Cash Capital at Holding

The Hague – December 10, 2020

operating range is set at EUR 0.5 to 1.5 billion, and is available to cover holding expenses, near-term dividends and contingencies. To reduce our risk profile and strengthen our balance sheet, we will target a reduction on our gross financial leverage from EUR 6.6 billion on June 30, 2020, to EUR 5.0 to 5.5 billion by 2023.

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By improving our performance and installing more disciplined capital management, we expect to grow capital generation over the plan period and translate this into increasing free cash flows. We expect total free cash flows to amount to EUR 1.4 to 1.6 billion, cumulatively over the period 2021 to 2023. Dividends are expected to grow in line with free cash flows while allowing us to execute on our planned deleveraging, and providing room to undertake our planned management actions to improve and de-risk the company. As a result, we aim to grow our dividend per share to around EUR 0.25 over 2023, barring unforeseen circumstances. Should there be surplus free cash flow above and beyond that, then we would expect that to be returned to shareholders, most likely via share buybacks, unless we invest it in value-creating opportunities.

Lard Friese: “Today, we have announced several important strategic choices to transform Aegon and have laid out a road map on how we will achieve our goals. We have an experienced management team with a track record of managing large and cash-generating balance sheets and creating value for shareholders. And with our talented and dedicated employees, we are confident that we have what it takes to successfully execute our plans. We are excited about the opportunities ahead of us and are determined to make this transformation a success.”

Capital Markets Day details

The Capital Markets Day presentations are available at 7.00 am CET on www.aegon.com. The conference will commence at 9.00 am CET and will be livestreamed via a link on the corporate website. A replay will be available later today.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com

The Hague – December 10, 2020

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

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Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

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Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

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Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

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Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

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Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

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As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

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Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

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Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

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Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

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Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.